EXHIBIT 9

CONTROLLING STOCKHOLDERS AGREEMENT

This Controlling Stockholders Agreement (the “Agreement”), dated as of November 29, 2005, by and among each of the holders of Phage Biotechnology Corp. Common Stock (“Common Stock”) of Phage Biotechnology Corp., a Delaware corporation (“Phage”), listed on the signature page hereof and on Schedule A, annexed hereto (each a “Stockholder” and, collectively, the “Stockholders”).

RECITALS

A. Each of the Stockholders is currently the record owner of, or has voting control over, shares of Common Stock of Phage in the amounts set forth next to the Stockholder’s name on Schedule A hereto;

B. The shares of Common Stock owned or controlled by the Stockholders collectively represent a significant majority of the voting power of all of the outstanding Common Stock of Phage;

C. Each of the Stockholders believes that it is in their respective best long-term interests to consolidate and unify the voting, management and control power represented by their respective interests in Phage Common Stock, to qualify Phage as a “controlled company” under the listing standards of the Nasdaq Stock Market and to ensure the continued control of Phage by such Stockholders; and

D. To provide for the consolidated and unified control over the shares of Common Stock now owned or controlled or hereinafter acquired by the respective Stockholders, to qualify Phage as a “controlled company” under the listing standards of the Nasdaq Stock Market and to ensure the continued control of Phage by the such Stockholders, the Stockholders desire to enter into this Agreement.

NOW THEREFORE, in consideration of the premises and of the mutual promises and agreements contained herein, the Stockholders agree as follows:

1. Voting Arrangements.

1.1 Each Stockholder shall vote all of the respective shares of Common Stock over which such Stockholder has voting control and shall take all other necessary or desirable actions within such respective Stockholder’s control (including in his or her capacity as a stockholder, trustee or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and/or execution of written consents in lieu of meetings) to vote all such shares of Common Stock so that:

(a) any persons nominated for election to the Board of Directors of Phage (the “Board”) by the Board’s Nominating Committee shall be elected to the Board, and, in the event that any such director elected by the Stockholders for any reason ceases to serve as a member of the Board during his or her term of office, another nominee of the Board’s

Nominating Committee shall be nominated and elected to fill the vacant directorship by the Stockholders; and

(b) any vote in which the Stockholders are entitled to vote in connection with a Change in Control of Phage shall be in accordance with the directions of the members of the Board elected by the Stockholders. For the purposes of this Agreement, a Change in Control shall mean (x) any reorganization, consolidation, merger, readjustment or other transaction that results in the Stockholders ceasing to have the power to elect a majority of directors of the Board or the board of directors or other governing body of any entity surviving such transaction or, if such entity is a subsidiary of another entity, of such controlling entity, as the case may be, or (y) any sale of all or substantially all of the assets of Phage to any entity with respect to which the Stockholders do not possess the ability to elect a majority of the board of directors or other governing body of such entity.

1.2 In order to secure each Stockholder’s obligation to vote his or her shares of Common Stock in accordance with the provisions of Section 1.1, each Stockholder hereby appoints the person who is designated by the Controlling Stockholder Majority in connection with each vote pursuant to Section 1.1 hereof (such person, the “Applicable Proxy”), as his or her true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of such Stockholder’s shares of Common Stock for the election of directors and/or all such other matters in the manner expressly provided for in Section 1.1. The Applicable Proxy may exercise the irrevocable proxy granted to it hereunder at any time any Stockholder fails to comply with the provisions of Section 1.1. The proxies and powers granted by each Stockholder pursuant to this Section 1.2 are coupled with an interest and are given to secure the performance of the obligations under this Agreement. Such proxies and powers will be irrevocable until the termination of this Agreement and will survive the death, incompetency and disability of each Stockholder. It is understood and agreed that the Applicable Proxy will not use such irrevocable proxy unless a Stockholder fails to comply with Section 1.1 and that, to the extent the Applicable Proxy uses such irrevocable proxy, it will only vote such shares of Common Stock with respect to the matters specified in, and in accordance with the provisions of, Section 1.1. For purposes of this Agreement, the term “Controlling Stockholder Majority” means holders of a majority of the Phage Common Stock held by the Stockholders collectively immediately prior to each vote pursuant to Section 1.1. Until otherwise designated by a Controlling Stockholder Majority, Daniel C. Montano is the Applicable Proxy.

2. Power of Sale. Subject to the provisions of any applicable federal or state securities laws, each of the Stockholders shall have the power, with respect to all or a portion of the shares of Common Stock owned by such Stockholder, either individually or grouped with other Stockholders, (i) to sell, transfer, assign, pledge, encumber or otherwise dispose of any such shares of Common Stock, and (ii) to exercise or refrain from exercising, or to sell any conversion privilege, warrant, option or subscription right, with respect to such shares of Common Stock; provided, that, if any such disposition is in connection with a Change in Control, such disposition will be subject to the voting provisions of Section 1 of this Agreement.

3. Compensation; Expenses; Liability; Indemnification.

3.1 No Stockholder shall be entitled to compensation for acting hereunder.

3.2 Each Stockholder will pay his or her own individual expenses in complying with this Agreement.

3.3 No Stockholder at any time acting under this Agreement shall be liable for any loss, liability, expense or damage to any of the other Stockholders occasioned by such Stockholder’s acts or omissions in good faith in carrying out his or her duties under this Agreement (including acts or omissions in reliance on opinion of counsel), and in any event, a Stockholder shall be liable only for his or her willful default, wrongdoing or gross negligence, but not for honest errors of judgment.

4. Ability to Opt Out. Either entirely, or as to a particular vote, any Stockholder may opt out of this Agreement at any time and for any reason by the delivery of a written notice to the other Stockholders stating its election to do so.

5. Termination. Unless sooner terminated by a written instrument signed by the Stockholders who then have voting control over two-thirds of the total outstanding shares of Common Stock held by the Stockholders, this Agreement shall terminate upon the earlier of (i) the number of Stockholders governed by this Agreement ceasing to be at least two in number, or (ii) the aggregate number of outstanding shares of Common Stock held by the Stockholders ceasing to constitute at least a majority of the total voting power of the aggregate number of outstanding shares of Common Stock; provided however, that a Stockholder who opts out of a single vote but not the entire Agreement shall not cause a termination pursuant to clause (ii) above.

6. Miscellaneous.

6.1 Amendment. The provisions of this Agreement may be amended by a written instrument signed by the Stockholders who then have voting control over two-thirds of the total outstanding shares of Common Stock covered by this Agreement.

6.2 Enforceability; Remedies. The parties hereto and the beneficiaries of the respective Stockholders will be irreparably damaged in the event that this Agreement is not specifically enforced. Should any dispute arise as to any vote of any such Common Stock or any other action under this Agreement, an injunction may be issued restraining any such vote or other action pending the determination of such controversy, and in the event a Stockholder fails to follow directions as provided for herein, such Stockholder’s obligation to follow such direction shall be enforceable in a court of equity by a decree of specific performance. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedy any of the parties hereto may have.

6.3 Jurisdiction and Venue. Each party to this Agreement hereby agrees that any action, suit or proceeding arising out of or relating to this Agreement (an “Action”) will be commenced in the United States District Court for the District of Nevada—Las Vegas or in any court of the State of Nevada located in such District. Each party to this Agreement hereby irrevocably consents to the jurisdiction and venue of the United States District Court for the District of Nevada—Las Vegas and of any court of the State of Nevada located in such District in connection with any Action.

6.4 Endorsement of Share Certificates. As soon as possible after the execution of this Agreement, the Stockholders shall endorse on the face of the certificates representing the Common Stock subject to this Agreement, now owned or hereinafter acquired by the Stockholders, a legend reading substantially as follows:

“The voting of the shares represented by this Certificate is restricted by, and subject to the terms and conditions of, a Controlling Stockholders Agreement, dated as of November 29, 2005, a copy of which is on file at the offices of the Company and will be furnished without charge to the holder of such shares upon written request.”

6.5 Notices. Any notice required or desired to be delivered hereunder shall be (a) in writing; (b) delivered personally, by courier service or by certified or registered mail, return receipt requested; (c) by facsimile or electronic mail; (d) effective on the date of personal delivery or delivery by courier service, three business days after being placed in the mail, or the next business day after being sent by facsimile or electronic mail (receipt acknowledged electronically); and (e) addressed as designated on Schedule A hereto (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof), with a copy to:

Lord Bissell & Brook LLP

300 South Grand Avenue

8th Floor

Los Angeles, California

Attention: David R. Decker, Esq.

Facsimile: 213-687-6778

E-mail: ddecker@lordbissell.com

6.6 Construction. Except as otherwise provided herein, the provisions of this Agreement shall apply to any successor Stockholder who becomes a party to this Agreement in accordance with Section 6.6(d) of this Agreement, as if such successor were the original Stockholder named herein. All of the provisions of this Agreement shall apply to all shares of Common Stock now owned or hereinafter acquired by the Stockholders. Except as may be provided herein, nothing hereunder shall be deemed to constitute any person a third party beneficiary of this Agreement.

(a) Whenever necessary or appropriate, the use herein of any gender shall be deemed to include the other gender and the use herein of either the singular or the plural shall be deemed to include the other.

(b) The headings and titles herein are for convenience of reference only and are to be ignored in any construction of the provisions hereof.

(c) This Agreement shall be governed and construed according to the laws of the State of Nevada, without regard to its rules for conflicts of laws.

(d) This Agreement shall be binding on the parties hereto and their respective heirs, executors, administrators, successors and assigns. Without limiting the generality of the preceding sentence, this Agreement shall be binding on any individual person or entity that hereinafter acquires any shares of Common Stock from a Stockholder or successor Stockholder; provided that, as a condition to such transfer, any such person or entity shall agree in writing to be bound by the terms and conditions of this Agreement pursuant to an instrument of assumption reasonably satisfactory in substance and form to the other.

(e) This Agreement was prepared by counsel to Phage. Each of the Stockholders has had an opportunity to have the Agreement reviewed by his own counsel.

(f) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together can constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed by each of the parties hereto, and shall be effective as of the date first above written.

Daniel C. Montano	Amy M. Montano

Alexander G. Montano	Adam E. Montano

Sergiy Buryak	Judith Pelton

Grant Gordon	Sammy W. Cross

Christine Gordon	Ann M. Cross

Dr. Oleksandr Vozianov

Dr. Vitaly Kordyum

Dr. Gennady Matsuka

SCHEDULE A

Stockholders Names and Addresses for Notice	Shares of Common Stock(1)(2)	Percentage of Outstanding Common Stock of Phage as of Date of Agreement
Daniel C. Montano 2877 Paradise Road, Unit 901 Las Vegas, Nevada 89109	43,000,000	19.54
Alexander G. Montano 2210 Timberwood Lane Irvine, California 92620	13,140,000	5.97
Amy M. Montano	6,000,000	2.73
Adam M. Montano	4,000,000	1.82
Judith Pelton	5,000,000	2.27
Sergiy Buryak 4-6 Desyatinna Street Kiev, Ukraine 252025	31,000,000	14.08
Grant Gordon 44 Guthrie Court Gleneagles Perthshire PH3 1SD Scotland, UK	11,060,000	5.02
Christine Gordon—Henning Advisors	10,000,000	4.54
Dr. Oleksandr Vozianov 14 Streleskaya St., Apt 1, Ukraine 25025	12,000,000	5.45
Dr. Vitaly Kordyum	16,000,000	7.27
Dr. Gennady Matsuka	12,000,000	5.45
Sammy W. & Ann M. Cross	4,000,000	1.82

TOTAL	167,200,000	75.96%

(1)	Includes shares held of record and over which the Stockholder has voting control.
(2)	220,120,400 total common shares outstanding